JED OIL INC.

Notice of Special Shareholders’ Meeting
and
Management Proxy Circular

Dated June 29, 2007
Meeting Date: July 30, 2007

JED OIL INC.
Notice to the Holders
of Common Shares and
of Series B Convertible Preferred Shares
of the Special Shareholders’ Meeting
JULY 30, 2007
          NOTICE IS HEREBY GIVEN that a Special Shareholders’ Meeting of the holders (the “Common Shareholders”) of Common Shares (the “Common Shares”) and the holders (the “Preferred Shareholders”) of Series B Convertible Preferred Shares (the “Preferred Shares”) of JED Oil Inc. (“JED” or the “Corporation”) will be held at the Bankers Hall Auditorium, 315 — 8th Avenue S.W., Calgary, Alberta on Monday, July 30, 2007 at 1:00 p.m. (Calgary time), and any adjournment or adjournments thereof (the “Meeting”) for the following purposes, namely:
1.	To consider and if thought fit to approve a Special Resolution to approve an amendment to JED’s Articles of Incorporation to amend the terms and conditions attaching to the Preferred Shares; to be voted on by both the Preferred Shareholders and the Common Shareholders, each voting separately as a class;

2.	To consider and if thought fit to approve a Resolution to approve the reservation and issuance of Common Shares in excess of 20% of the current number of issued and outstanding Common Shares; to be voted on by the Common Shareholders only; and

3.	To transact such other business as may be properly before the Meeting and any adjournment or adjournments thereof.
          Only holders of record of Common Shares or Preferred Shares at the close of business on June 30, 2007 (the “Record Date”) are entitled to notice of and to attend the Meeting or any adjournment of adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers Common Shares or his Preferred Shares, as the case may be, and the transferee upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.
          Common Shareholders and Preferred Shareholders (collectively “Shareholders”) of record may vote in person at the Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place.
          Beneficial Shareholders, and Shareholders of record unable to be present at the Meeting, are requested to date and sign the enclosed form of proxy for Common Shareholders or Preferred Shareholders, as the case may be, and return it to Olympia Trust Company, in the enclosed envelope provided for that purpose. In order to be valid, proxies must be received by Olympia Trust Company on or before the close of business on the last business day preceding the date of the Meeting or any adjournment thereof, provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment thereof.
          A Management Proxy Circular relating to the business to be conducted at the Meeting and a Form of Proxy accompany this Notice.

BY ORDER OF THE BOARD OF DIRECTORS

Didsbury, Alberta
June 29, 2007	(signed)	Marcia L. Johnston
Corporate Secretary

-i-

June 29, 2007
JED OIL INC.
Management Proxy Circular
For the Special Commmon and Preferred Shareholders’ Meeting
to be held on July 30, 2007
This Management Proxy Circular is furnished in connection with the solicitation by management of JED Oil Inc. (“JED” or the “Corporation”) of proxies to be used at the Special Shareholders’ Meeting (the “Meeting”) of the Corporation to be held at Bankers Hall Auditorium, 315 — 8th Avenue S.W., Calgary, Alberta on Monday, July 30, 2007 at 1:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting (the “Notice”) of the holders (“Common Shareholders”) of common shares (“Common Shares”) and the holders (“Preferred Shareholders”) of Series B Convertible Preferred Shares (“Preferred Shares”).
I.	BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Amendment of Articles of Incorporation to Revise Terms of Preferred Shares
Unless otherwise directed, it is the intention of management to vote proxies in favor of the approval of the Special Resolution to amend JED’s Articles of Incorporation to amend the terms of the Preferred Shares to change the Maturity Date from February 1, 2008 to February 1, 2010, and to change the conversion price to Common Shares from US$16.00 to US$3.50. The change to the conversion prices would mean that each Preferred Share could be converted to 4.57 Common Shares instead of one Common Share. The amendments also make the Preferred Shares equal on liquidation with Series C Preferred Shares which JED is currently creating with the same terms and conditions as the Series B Preferred Shares, as amended. The Special Resolution requires approval by a two-thirds majority of the votes cast with respect thereto at the Meeting by the Common Shareholders and the Preferred Shareholders, each voting separately as a class.
The text of the Special Resolution is as follows: BE IT RESOLVED that the Corporation’s Articles of Incorporation be amended by amending and restating the terms and conditions for the creation of the Series B Preferred Shares in the form attached hereto as Exhibit “A”.
2.	Issuance of Additional Common Shares
Unless otherwise directed, it is the intention of management to vote proxies in favor of the approval of the Resolution to approve the additional issuance and reservation for issuance of Common Shares in excess of 20% of the current number of issued and outstanding Common Shares. The Resolution requires the approval of a simple majority of the votes cast with respect thereto at the Meeting by the Common Shareholders only, under the rules of the American Stock Exchange.
The text of the Resolution is as follows: BE IT RESOLVED that the Corporation is authorized to issue 5 million Common Shares in connection with the Plan of Arrangement involving Caribou Resources Corp. under the Companies’ Creditors Arrangement Act (Canada); to issue up to a maximum of 4 million Common Shares in connection with the Arrangement Agreement under the Business Corporations Act (Alberta) between the Corporation and Caribou Resources Corp.; to reserve up to a maximum of an additional 6,420,000 Common Shares for the conversion of the Series B Preferred Shares under the Articles of Amendment; and to reserve up to a maximum of an additional 8,985,000 Common Shares for the conversion of the existing issued and outstanding 10% Senior Subordinated Convertible Redeemable Notes in the event that the holders of such notes, or any of them, agree to changing the conversion price at which such notes can be converted at the holder’s option to Common Shares from US$16.00 to US$3.50.

Following is a description of the proposed uses for the Common Shares for which JED is seeking approval.
A. Acquisition of Caribou Resources Corp.
JED is currently in the process of acquiring Caribou Resources Corp. (“Caribou”), an Alberta junior oil and gas corporation that has sought protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”), an insolvency procedure similar to Chapter 11 in the United States. Because of the CCAA protection, the acquisition consists of several steps. JED has completed the first step of acquiring the liability and security in Caribou’s assets held by Caribou’s majored secured lender, in the approximate amount of US$26.7 million (Cdn$29 million). Any creditors with security in Caribou’s assets superior to the major secured lender have been taken out of the CCAA process and will be paid in full in cash or on other terms that JED and each such creditor may negotiate. Deloitte & Touche Inc. (the “Monitor”) is the Court-appointed Monitor of Caribou in the CCAA process. The Monitor is currently considering claims of secured creditors claiming to have security in Caribou’s assets superior to the major secured lender. At this time the amount of the claims which will be deemed to be superior is not known.
The second step in the acquisition is a plan of arrangement (the “CCAA Plan”), which will extinguish all of Caribou’s other liabilities. JED has offered a package consisting of cash in the approximate amount of US$345,500 (Cdn$375,000) plus 5 million Common Shares. The Common Shares will be issued to the Monitor, who will sell the Common Shares over time, with no more than 500,000 Common Shares being sold in any month. The net proceeds from the sales, after commissions and costs of the sales, will be distributed to the other creditors of Caribou under the CCAA Plan. The secured creditors whose security is not superior to the major secured lender will receive the proceeds from the sale of the first 800,000 Common Shares. The remaining unsecured creditors will each receive cash of Cdn$1,000.00, or the total of their claim, if less than Cdn$1,000.00, and the net proceeds from the sale by the Monitor of the remaining 4,200,000 Common Shares. The sale proceeds will also cover the continuing fees and expenses of the Monitor. The CCAA Plan must be approved by the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”), and by a requisite majority of the creditors affected by the CCAA Plan, both by number and amount. The Court has issued an Interim Order to hold the meetings of the creditors on July 30, 2007, prior to the Meeting, and a hearing has been scheduled on July 31, 2007 for an application for final Court approval. It is also a condition of the CCAA Plan that the ABCA Arrangement, as defined below, is also approved. Issuance to the Monitor under the CCAA Plan is the proposed use of 5,000,000 of the Common Shares for which JED is seeking approval of the Common Shareholders. The CCAA Plan as well as all of the Court documents may be viewed on the website of the Monitor, www.deloitte.ca, under the insolvency and restructuring link.
The third step in the proposed acquisition of Caribou is completion of an arrangement (the “ABCA Arrangement”) under the Business Corporations Act (Alberta) (“ABCA”). Under the ABCA Arrangement JED has proposed to acquire all of the issued and outstanding common shares of Caribou, which are currently 38,529,540 common shares. In addition, Caribou has outstanding stock options to purchase 2,657,500 common shares and outstanding share purchase warrants to purchase 109,973 common shares. Under the ABCA Arrangement, Caribou’s stock options and share purchase warrants must be exercised by closing or will be terminated, and the issued and outstanding Caribou common shares at closing will be acquired by JED in exchange for Common Shares on the basis of one Common Share for each Caribou common shares held. All of Caribou’s stock options and share purchase warrants have an exercise price in excess of the current market price of Caribou’s shares. Caribou’s common shares are listed on the TSX Venture Exchange under the symbol “CBU”. No fractional Common Shares will be issued. Fractions resulting from the exchange rate that are equal to or greater than one-half will be rounded up to the next whole number of Common Shares and resulting fractions less than one-half will be rounded down to the next lower whole number of Common Shares. The Arrangement Agreement and attached Plan of Arrangement for the ABCA Arrangement are attached as an exhibit to the CCAA Plan, and the entire document may be viewed on the website of the Monitor, www.deloitte.ca, under the insolvency and restructuring link.

The ABCA Arrangement must be approved by a two-thirds majority by the holders (collectively the “Caribou Securityholders”) of Caribou’s common shares, stock options and share purchase warrants (collectively the “Caribou Securities”) voting as a single class at a special meeting of Caribou Securityholders. This Caribou meeting is scheduled for the afternoon of Monday, July 30, 2007, following the Meeting.
The Caribou Securityholders also have dissent rights under section 191 of the ABCA to be paid the fair value of their Caribou Securities. The Caribou Securityholders, other than JED (which does not hold any Caribou Securities), may exercise rights of dissent with respect of their Caribou Securities pursuant to and in the manner set forth in section 191 of the ABCA and Article 6 of the Plan of Arrangement for the ABCA Arrangement; provided that, notwithstanding subsection 191(5)(a) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received, at or before 5:00 p.m. (Calgary time) on the business day before the Meeting, by Caribou’s counsel.
Dissenting holders of Caribou common share who duly exercise such rights of dissent and who are:
(a)	ultimately entitled to be paid fair value for their Caribou common shares, shall be deemed to have transferred such Caribou common shares to JED for cancellation; or

(b)	ultimately not entitled, for any reason, to be paid fair value for their Caribou common shares, shall be deemed to have participated in the ABCA Arrangement on the same basis as a non-dissenting Caribou shareholder and shall receive Common Shares on the basis determined in accordance with the ABCA Arrangement;
but in no case shall JED or Caribou be entitled or required to recognize such holders as shareholders of Caribou after the effective date of the ABCA Arrangement, and the names of such holders shall be deleted from the register of shareholders of Caribou after such effective date.
In the case of holders of Caribou stock options and share purchase warrants who duly exercise such rights of dissent and whose stock options and share purchase warrants are outstanding and unexercised on the effective date of the ABCA Arrangement, such stock options and share purchase warrants shall be, and shall be deemed to be, cancelled on such effective date whether the dissenting holder is ultimately entitled to be paid fair value for their Caribou stock options or share purchase warrants or not.
In addition to approval by the Caribou Securityholders, the ABCA Arrangement must be approved by a final order of the Court, at the hearing scheduled for July 31, 2007. The ABCA Arrangement and the CCAA Plan are also mutually conditional upon each other and neither will become effective without the other also becoming effective. The effective date of the of the ABCA Arrangement and the CCAA Plan is scheduled to be July 1, 2007. It is also a requirement for both transactions that the Common Shareholders approve the issuance of the additional Common Shares for both the ABCA Arrangement and the CCAA Plan. Issuance to the holders of Caribou common shares under the ABCA Arrangement is the proposed use of up to a maximum of 4,000,000 of the Common Shares for which JED is seeking approval of the Common Shareholders. If the ABCA Arrangement and the CCAA Plan are not completed, the 4,000,000 Common Shares for the ABCA Arrangement and the 5,000,000 Common Shares for the CCAA Plan will not be issued.
Following completion of the ABCA Arrangement, Caribou will become a wholly owned subsidiary of JED. Caribou’s office employees will be terminated and all of its officers and directors will resign. JED’s officers will become the officers of Caribou and JED will appoint a board of directors for Caribou, but board level decisions will be made by JED’s board. Caribou’s listing on the TSX Venture Exchange will be terminated. Upon the effectiveness of CCAA Plan, Caribou will have no debt other than current trade payables, and the secured debt now held by JED. Caribou’s material contracts will be terminated under the CCAA Plan unless JED chooses to retain them.

JED’s reasons for entering into the CCAA Plan and the ABCA Arrangement are Caribou’s oil and gas assets and its tax pools and losses. Caribou is primarily focused on exploring for natural gas in Northern Alberta, and oil and natural gas in Central Alberta. Caribou’s production at December 31, 2006 was 1,200 barrels of oil equivalent or BOE’s per day, and a report of its estimated reserves effective December 31, 2007 prepared by the independent engineering firm of McDaniel & Associates Consultants Ltd. showed total proved reserves of 1,648 MBOE’s and total probable reserves of 1,999 MBOE’s, for a total of proved plus probable reserves of 3,647 MBOE’s with a net present value of US$43.85 million, using the report’s forecasted pricing assumptions at January 1, 2007 discounted 10%. Caribou also obtained an independent evaluation of its undeveloped land of approximately US$11.85 million at January 1, 2007 by Seaton-Jordan & Associates Ltd., and estimated its tax pools at 2006 year-end to be US$90.29 million.
BOE’s may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Attached as Exhibit “B” hereto is the public report NI 51-101F1 filed by Caribou under Canadian National Instrument 51-101 regarding oil and gas disclosure, with detailed information about Caribou’s assets at December 31, 2006. This document with the engineer’s certificate on form NI 51-101F2 and Caribou’s management’s certificate on form NI 51-101F3, as well as Caribou’s other public disclosure documents, may be viewed on the website of the Canadian Securities Administrators for public disclosure at www.sedar.com, which is the Canadian equivalent to the SEC’s EDGAR filing system in the United States.
B. Amending the Conversion Ratio for the Preferred Shares
Assuming that the Common Shareholders and Preferred Shareholders approve the proposed amendments to the terms of the Preferred Shares at the Meeting, JED will need to set aside and reserve additional Common Shares for the conversion of the Preferred Shares. Under the current terms, the conversion ratio is one Common Share for each Preferred Share, based on a conversion price per Common Share of US$16.00, and 1,797,498 Common Shares are reserved for the conversion of the Preferred Shares. If the Special Resolution to amend the terms is approved at the Meeting, the conversion ratio will become 4.57 Common Shares for each Preferred Share, based on a conversion price per Common Share of US$3.50, which will acquire a reservation of approximately an additional 6,419,636 Common Shares. The exact number to be required cannot be precisely determined, due to rounding, so JED is seeking approval to reserve up to a maximum of 6,420,000 Common Shares. Reservation for the converson of the Preferred Shares, if amended, is the proposed use of up to a maximum of 6,420,000 of the Common Shares for which JED is seeking approval of the Common Shareholders. At this time it is not known if the Special Resolution to amend the terms of the Preferred Shares will be approved at the Meeting. If it is not, these additional Common Shares will not be set aside and reserved.
C. Amending the Conversion Ratio for the Convertible Notes
Management of JED intends to hold meetings with the holders (the “Noteholders”) of its 10% Senior Subordinated Redeemable Convertible Noted (the “Notes”) to discuss amendments to the Notes which could include similar terms to the proposed amendments to the Preferred Shares. Currently the Notes are convertible at the Noteholder’s option, to 2,515,003 Common Shares, based on a conversion price per Common Share of US$16.00. If the Noteholders were to agree to a reduction in the conversion price per Common Share of US$3.50, it would be necessary to reserve approximately an additional 8,982,154 Common Shares. Reservation for the converson of the Notes, if amended, is the proposed use of up to a maximum of 8,985,000 of the Common Shares for which JED is seeking approval of the Common Shareholders. At this time it is not known if the Noteholders will agree to amended terms to the Notes. If they do not, these additional Common Shares will not be set aside and reserved.

D. Pro Forma Common Shares on a Fully Diluted Basis
The effect of the proposed additional Common Shares on a fully diluted basis, is as follows:

Currently issued and outstanding Common Shares:		14,967,659

Currently Reserved:
Stock options	1,470,000
Agents’ warrants	274,750
Conversion of Preferred Shares	1,797,498
Conversion of Notes	2,515,003
Conversion of Series C Pref. Shares	1,400,000

Total Currently Reserved:	7,457,251	7,457,251

Current on a Fully Diluted Basis:		22,424,910

Proposed Reserved Additional Common Shares:
To be reserved for CCAA Plan:	5,000,000

To be reserved for ABCA Arrangement (up to a maximum of):	4,000,000
To be reserved for amendment to the conversion of the Preferred Shares (up to a maximum of):	6,420,000
To be reserved for amendment to the conversion of the Notes (up to a maximum of):	8,985,000

Total proposed additional Common Shares	24,405,000	24,405,000

TOTAL PROPOSED ON A FULLY DILUTED BASIS:		46,829,910

3.     Other Matters
Management knows of no amendment, variation of other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.
II.     GENERAL INFORMATION OF THE CORPORATION
1.     Voting Preferred Shares and Principal Holders Thereof
As at the Record Date 14,967,659 Common Shares and 1,797,498 Preferred Shares of the Corporation are issued and outstanding. Each Common Share carries the right to one (1) vote on a ballot at the Meeting. In general the Preferred Shares are non-voting, but under the ABCA each Preferred Share carries the right to one (1) vote on a ballot at the Meeting with respect to the proposed amendments to the terms of the Preferred Shares. On that Special Resolution, the Common Shares and the Preferred Shares will be voted as separately as classes.
Any registered Common Shareholder or Preferred Shareholder of the Corporation at the close of business on June 30, 2007 who either personally attends the Meeting or who properly completes and delivers a proxy will be entitled to vote or have their shares voted at the Meeting. However, a person appointed under the form of proxy will be entitled to vote the shares represented by that form only if it is effectively delivered in the manner set out under the heading “Appointment and Revocation of Proxies.”

To the knowledge of the directors or senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation.
2.     Indebtedness of Directors and Senior Officers
Since the incorporation of the Corporation, no director or senior officer, or any associate or affiliate of any of them, has been or is indebted to the Corporation.
3.     Interest of Certain Persons and Companies in Matters to Be Acted Upon
None of the directors or officers of the Corporation, nor any person who held such a position at any time since the commencement of the Corporation, nor any associate or affiliate of these persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as disclosed in this Management Proxy Circular.
4.     Interest of Insiders in Material Transactions
None of the directors or officers of the Corporation, nor any person who beneficially owns directly or indirectly or exercised control or direction over securities carrying more than 10% of the voting rights attaching to the Common Shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect, in any transaction since the commencement of the Corporation which has materially affected the Corporation, or in any proposed transaction which will materially affect the Corporation, except as disclosed in this Management Proxy Circular.
III.     PROXY INFORMATION
1.     Solicitation of Proxies
This management proxy circular has been issued by management of JED for the solicitation of proxies by and on behalf of management. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone or fax by directors and officers of the Corporation, who will not receive compensation therefor. All costs in connection with the solicitation of proxies by management for use at the Meeting will be borne by the Corporation.
2.     Common and Preferred Shareholders Entitled to Vote
The directors of the Corporation have set June 30, 2007 as the record date (the “Record Date”) for the purpose of determining the shareholders entitled to receive notice of, and vote at, the Meeting. The persons named in the list of shareholders prepared as at the close of business on the Record Date are entitled to attend and vote at the Meeting or to be represented thereat by proxy, except that if a shareholder transfers the ownership of any of his shares after the Record Date and the transferee of those shares establishes that he owns such shares and demands not later than 10 days before the Meeting that his name be included in the list of shareholders, such transferee is entitled to vote such shares at the Meeting. Each Common Share and each Preferred Share carries the right to one (1) vote on a ballot at the Meeting. A quorum for the Meeting is the representation at the Meeting by person or proxy of the holders of not less than 5% of the Common Shares and not less than 5% of the Preferred Shares entitled to vote at the Meeting and at least two shareholders or duly appointed proxyholders present in person.
3.     Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy to represent the shareholders are directors and officers of the Corporation. A shareholder submitting a form of proxy has the right to appoint a person or persons, who need not be shareholders, to represent him at the Meeting other than the persons designated by management as the proposed proxyholders in the form of proxy furnished by the Corporation. Such right may be exercised by crossing out the names of management’s proposed proxyholders and legibly inserting the name of the shareholder’s nominee(s) in the blank space(s) provided for that purpose in the form of proxy, or by completing another proxy in proper form.
To be voted at the Meeting or any adjournment thereof, a proxy must be received by Olympia Trust Company, prior to the close of business on the day prior to the day set for the Meeting; provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment thereof.
In addition to any other manner permitted by law, a shareholder who has given a proxy may revoke it, as to any matter on which a vote has not already been cast, pursuant to the authority conferred by it, by instrument in writing, executed by the shareholder or by his attorney in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.
4.     Voting of Proxies
The persons named in the enclosed form of proxy will, if the form of proxy is duly completed and deposited on a timely basis, vote all Common Shares or Preferred Shares, as the case may be, in respect of which they are appointed to act on any ballot that may be called for, and they will vote such Common Shares or Preferred Shares in accordance with any specification made therein. In the absence of any such specification by a Shareholder, the persons named in the enclosed form of proxy will vote the shares represented by the proxy in favor of the resolutions set forth herein.
The enclosed form of proxy, when duly completed and deposited, confers discretionary authority upon the persons named therein with respect to amendments to the matters identified in the Notice for which the proxy is solicited and with respect to any other matter which may properly come before the Meeting. Management does not know of any other matters to come before the Meeting than the matters referred to in the Notice. In respect of any amendments to the matters identified in the Notice or other matters which may properly come before the Meeting, the persons named in the proxies solicited by management for use at the Meeting will vote on such matters in their discretion.
Note that if you are a holder of both Common Shares and Preferred Shares, you will receive two packages of information for the Meeting, and forms of proxy for both classes of shares. You must complete and return both proxies for both your Common Shares and your Preferred Shares to be voted. The form of proxy for the Preferred Shares is on blue paper.
IV.     APPROVAL BY BOARD OF DIRECTORS
The contents of and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

Additional Information
Additional information relating to the Corporation is on SEDAR at www.SEDAR.com. Financial Information is provided in JED’s comparative financial statements and management discussion and analysis for the year ended December 31, 2006, and other information about JED is provided in the Annual Information Form dated March 30, 2007. Shareholders may contact the Corporation to request copies of the Corporation’s financial statements, management discussion and analysis and annual information form at:
JED Oil Inc.
1601 15th Avenue
Didsbury, Alberta T0M 0W0
Telephone: (403) 335-2101
Fax: (403) 335-8391
By E-mail: mjohnston@jedoil.com

EXHIBIT “A”
JED OIL INC.
Proposed Amended and Restated Terms of the Series B Preferred Shares
(Amended Terms are Bold)
     The second series of Preferred Shares, designated as Series B Preferred Shares, shall be comprised of 2,200,000 convertible shares with a stated value of $16.00 (US) (the “Redemption Amount”) each and have attached thereto, the following rights, privileges, restrictions and conditions:
(1)	Voting
     Except as may be provided for in the Business Corporations Act (Alberta), holders of Series B Preferred Shares shall not be entitled to receive notice of and to attend and vote at meetings of the shareholders of the Corporation.
(2)	Holder’s Right of Conversion to Common Shares
(a)	Holder’s Right of Conversion
     Each holder of Series B Preferred Shares shall have the right at any time prior to the Maturity Date to elect to convert his Series B Preferred Shares, in whole or part, into Common Shares of the Corporation at the rate of 4.57~~one (1)~~ Common Shares of the Corporation for each one Series B Preferred Share being converted (the “Conversion Rate”). The Common Shares issued upon conversion shall have a stated value of $3.50 (US). No fractional Common Shares shall be issued upon conversion. Any fraction equal to or greater than one-half resulting from the application of the Conversion Rate shall be rounded up to the next whole number of Common Shares and any resulting fraction less than one-half shall be rounded down to the next lower whole number of Common Shares.
(b)	Procedure for Conversion
i.	A holder of Series B Preferred Shares desiring to exercise his conversion right shall deliver to the Corporation an Election Form in the form attached as Exhibit 1 hereto, signed by the person registered on the books of the Corporation as the holder of the Series B Preferred Shares in respect of which such right is being exercised or by his duly authorized attorney and include therewith the certificate or certificates for the Series B Preferred Shares to be converted.

ii.	If any Common Shares into which such Series B Preferred Shares are converted are to be issued to a person or persons other than the registered holder of the Series B Preferred Shares being converted, the signature of such holder on such notice shall be guaranteed in a manner satisfactory to the Corporation by an authorized officer of a chartered bank, a trust company or a member of an acceptable Medallion Guarantee program.

iii.	If any certificates representing Series B Preferred Shares are surrendered for conversion during a period when the registers of transfers of the Common Shares are properly closed, the registered holders thereof (or such other person or persons as aforesaid) shall be deemed to become holders of Common Shares of record immediately upon the reopening of such registers of transfers.

iv.	Upon the receipt by the Corporation of a duly signed Election Form, the holder of Series B Preferred Shares which are the subject of the Election Form shall cease to be a holder of Series B Preferred Shares and shall be deemed to be the holder of that number of Common Shares to which such holder is entitled, and such Series B Preferred Shares shall be deemed to be cancelled and such electing holder thereof shall have no further rights thereto other than the right to receive the number of Common Shares to which such holder is entitled.
(3)	Redemption

(a)	Maturity Date and Redemption Amount
     Subject to applicable law, any issued and outstanding Series B Preferred Shares on February 1, 2010~~2008~~ (the “Maturity Date”) shall be redeemed by the Corporation at the rate of $16.00 (US) per Series B Preferred Share (the “Redemption Amount”) plus any accrued and unpaid dividends, and upon receipt by a holder of Series B Preferred Shares of payment in full of the Redemption Amount plus all accrued and unpaid dividends with respect of the number of Series B Preferred Shares held by such holder, such holder shall cease to be a holder of Series B Preferred Shares, and such Series B Preferred Shares shall be deemed to be cancelled and such holder thereof shall have no further rights thereto.
(b)	Procedure on Restrictions on Redemption
     If the Corporation is restricted from paying the full Redemption Amount plus any accrued and unpaid dividends on all of the outstanding Series B Preferred Shares on the Maturity Date due to its failure to meet the liquidity test for redemptions in the Business Corporations Act (Alberta) or any other restriction under applicable law, any outstanding Series B Preferred Shares after the Maturity Date shall continue to accrue dividends and shall be redeemed on a pro rata basis among the holders of such outstanding shares when and to the extent that the Corporation is able to redeem without restriction.
(4)	Entitlement to Dividends

(a)	Entitlement
     Holders of Series B Preferred Shares shall be entitled to receive dividends calculated at the rate of ten percent (10%) per annum of the Redemption Amount per share for the number of Series B Preferred Shares so held, accruing from the date of issuance through the date each such Series B Preferred Share is converted to a Common Share or redeemed by the Corporation.
(b)	Quarterly Payments
     Dividends shall be paid quarterly, to the holder of record of the Series B Preferred Shares on the last day of each calendar quarter, commencing September 30, 2006. Payments shall be issued on the fifteenth day of the month following the end of each such calendar quarter.
(c)	Holder’s Option to receive Dividends in Common Shares
     Each holder of Series B Preferred Shares may elect, on a quarterly basis, to receive the dividends accruing on the Series B Preferred Shares so held on the last day of such quarter in whole Common Shares of the Corporation, valued at the trailing fifteen day weighted average closing price immediately preceding the last day of such quarter of the Corporation’s Common Shares as traded on the American Stock Exchange, or such other stock exchange or trading market on which the greatest number of Common Shares are traded (the “Principal Market”);

provided that such issuances of Common Shares are subject to the receipt of any required approval of the Principal Market.
(d)	Procedure for Election
     Any holder of Series B Preferred Shares choosing to elect payment of dividends accrued in any calendar quarter shall deliver a Dividend Election Form in the form attached as Exhibit II to the Corporation within seven (7) days following the last day of such quarter. No fractional Common Shares shall be issued. Any fractions resulting from the allocation of accrued dividends to Common Shares shall be paid to such holder in cash.
(5)	Right of First Refusal

(a)	Right of First Refusal
     The Corporation hereby grants to each holder of Series B Preferred Shares a right of first refusal to purchase any new issuances of securities that the Corporation may, from time to time, propose to issue and sell for cash (but not in consideration for acquisitions, whether corporate or assets); provided, however, that at the time of any such offer or sale the holder shall qualify as an “accredited investor” as that term is defined in both Rule 501(a) of the Securities Act of 1933 and National Instrument 45-106. Such right of first refusal shall allow all of the then holders of Series B Preferred Shares to purchase an aggregate proportion of such new issue (the “New Issue Allocation to Holders of Series B Preferred Shares”) equal to the ratio of the number of Common Shares into which the then number of issued and outstanding Series B Preferred Shares can be converted to the total number of Common Shares on a fully diluted basis, and shall allow each holder of Series B Preferred Shares to purchase an amount of such new securities comprising the New Issue Allocation to Holders of Series B Preferred Shares equal to the ratio of the number of Series B Preferred Shares held by such holder to the aggregate number of then issued and outstanding Series B Preferred Shares, determined immediately prior to such issue and sale. In the event a holder of Series B Preferred Shares does not purchase any or all of its pro rata portion of the New Issue Allocation to Holders of Series B Preferred Shares, each of the remaining holder of Series B Preferred Shares shall have the right to purchase its pro rata portion, determined at such time, of such unpurchased new securities until all of the new securities comprising the New Issue Allocation to Holders of Series B Preferred Shares are purchased, or until no other holder of Series B Preferred Shares desires to purchase any additional new securities, in which case the Corporation may sell such unpurchased new securities to any prospective purchasers on the terms described in the New Issue Notice (as defined below), including the period of time for which such new securities will be offered for sale. The right of first refusal granted hereunder shall terminate if unexercised within fifteen (15) business days after receipt of the New Issue Notice. Notwithstanding anything contained herein to the contrary, no New Issue Notice shall contain any material non-public information.
(b)	New Issue Notice
     In the event that the Corporation proposes to undertake an issuance of new securities, it shall give the holders of Series B Preferred Shares written notice of its intention (the “New Issue Notice”), describing the class and number of securities it intends to issue as new securities and the number thereof comprising the New Issue Allocation to Holders of Series B Preferred Shares, the cash purchase price therefor and the terms upon which the Corporation proposes to issue the same, including the period of time that such issuance shall be sold at such price and under such terms. Each holder of Series B Preferred Shares shall have fifteen (15) business days from the date of its deemed receipt of the New Issue Notice to elect to purchase all or any portion of such holder’s pro rata portion of such new securities (calculated as described in section 5(a)) for the purchase price and upon the terms specified in the New Issue Notice by given written notice to the Corporation, stating therein the quantity of new securities to be purchased.

(6)	Adjustments
     If and whenever the outstanding Common Shares of the Corporation shall be subdivided, redivided or changed into a greater or consolidated into a lesser number of shares or reclassified into different shares, the Conversion Rate then in effect shall be appropriately adjusted and any holder of Series B Preferred Shares which are not subject to conversion prior to the effective date of such subdivision, redivision, change, consolidation or reclassification shall be entitled to receive and shall accept, upon the subsequent conversion at any time on such effective date or thereafter, in lieu of the number of Common Shares to which he was theretofore entitled upon conversion, the aggregate number of shares of the Corporation that such holder of Series B Preferred Shares would have been entitled to receive as a result of such subdivision, redivision, change, consolidation or reclassification if, on the effective date thereof, he had been the registered holder of the number of Common Shares to which he was theretofore entitled upon conversion
     If and whenever there is a capital reorganization of the Corporation not within the provisions of the foregoing paragraph above or a consolidation or merger or amalgamation of the Corporation with or into any other corporation including by way of a sale whereby all or substantially all of the Corporation’s undertaking and assets would become the property of any other corporation, any holder of Series B Preferred Shares which are not subject to conversion prior to the effective date of such reorganization, consolidation, merger, amalgamation or sale, shall be entitled to receive and shall accept, upon the exercise of such right at any time on such effective date or thereafter, in lieu of the number of Common Shares of the Corporation to which he was theretofore entitled upon conversion, the aggregate number of shares or other securities or property of the Corporation or of the corporation resulting from the consolidation, merger or amalgamation or to which such sale may be made, as the case may be, that such holder would have been entitled to receive as a result of such capital reorganization, consolidation, merger, amalgamation or sale if, on the effective date thereof, he had been the registered holder of the number of Common Shares of the Corporation to which he was theretofore entitled upon conversion; provided that no such reorganization, consolidation, merger, amalgamation or sale shall be carried into effect unless, in the opinion of the Board of Directors, all necessary steps shall have been taken to ensure that the holders of Series B Preferred Shares shall thereafter be entitled to receive such number of shares or other securities or property of the corporation resulting from the consolidation, merger or amalgamation or to which such sale may be made, as the case may be, subject to adjustment thereafter in accordance with provisions similar, as nearly as may be, to those contained herein.
     The Corporation shall not issue any fractional Common Shares on conversion of any Series B Preferred Shares. For certainty, a fractional number of Common Shares issuable on conversion of any Series B Preferred Shares shall be rounded up to the next nearest whole number of Common Shares.
(7)	Notices
     Any notices, including New Issue Notices, given hereunder shall be in writing and delivered by hand or courier, or transmitted by fax with confirmation of receipt or email, to the Corporation at the following:

JED Oil Inc.
1601 — 15th Avenue ~~Suite 2200, 500 — 4th Avenue S.W.~~
Didsbury, AB T0M 0W0 ~~Calgary, AB T2P 2V6~~
Attention: General Counsel
fax: 403-335-8391 ~~444-0100~~
email: mjohnston@jedoil.com
and to the holders of Series B Preferred Shares at the address, fax number and/or email contained in the register of Series B Preferred Shares maintained by the Corporation. Any notice so delivered shall be deemed to have been received on the date of such delivery or transmission if received by 4:00 p.m., local time of the recipient, on any day other than a Saturday, Sunday or statutory holiday in the locale of the recipient (a “business day”) and otherwise shall be deemed to have been received on the next succeeding business day. The Corporation and any holder may change its notice contact information by notice hereunder.
(8)	Liquidation
     In the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, after the payment in full of all accrued and unpaid debts of the Corporation, the holders of Series B Preferred Shares shall be entitled to receive the Redemption Amount plus any accrued and unpaid dividends per each Series B Preferred Share so held, pari passu with the holders of Series C Preferred Shares and in priority over the rights of the holders of Common Shares or any other series of preferred shares.

EXHIBIT “B”
Form NI 51-101F1 of Caribou Resources Corp.
CARIBOU RESOURCES CORP.
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION
     The statement of reserves data and other oil and gas information set forth below (the “Statement”) is dated April 12 2007. The effective date of the Statement is December 31, 2006 and the preparation date of the Statement is April 12, 2007.
     Disclosure of Reserves Data
The reserves data set forth below (the “Reserves Data”) is based upon an evaluation by McDaniel & Associates Ltd. (“McDaniel”) with an effective date of December 31, 2006 contained in a report of McDaniel dated April, 5, 2007 (the “McDaniel Report”). The report was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. The Reserves Data summarizes the oil, liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which Caribou believes is important to the readers of this information. Caribou engaged McDaniel to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.
All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGL’s and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL’s and natural gas reserves may be greater or less than the estimates provided herein. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.
Disclosure provided in respect of boe may be misleading, particularly if used in isolation. A boe conversion rate of 6mcf: 1bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the well head. In accordance with the requirements of NI 51-101 , the Report on Reserves Data by an Independent Qualified Reserves Evaluator in Form 51-101 F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101 F3 are attached as Appendices “A” and “B” hereto, respectively. All of the Corporation’s reserves are on shore in Canada. The Corporation did not have material heavy oil reserves at December 31, 2006. For all of the following disclosure, the tables may not add due to rounding.

Reserves Data (Constant Prices and Costs)
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
As of December 31, 2006
CONSTANT PRICES AND COSTS

	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS
	Gross	Net	Gross	Net	Gross	Net
RESERVES CATEGORY	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)

PROVED
Developed Producing	381.4	319.5	4118.9	3182.7	17.5	11.9
Developed Non-Producing	32.1	28.0	1903.2	1358.0	3.0	1.9
Undeveloped	196.1	147.7	20.0	14.0	0.0	0.0

TOTAL PROVED	609.5	495.1	6042.1	4554.8	20.5	13.8

PROBABLE	640.7	520.8	6378.6	4836.6	34.0	22.6

TOTAL PROVED PLUS PROBABLE	1250.2	1016.0	12420.7	9391.3	54.5	36.4

	NET PRESENT VALUES OF FUTURE NET REVENUE
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)
RESERVES	0	5	10	15	20	0	5	10	15	20
CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

PROVED
Developed Producing	20618.6	19016.2	17663.4	16514.6	15530.0	20618.4	19016.3	17663.5	16514.6	15530.0
Developed Non-Producing	2659.0	2570.5	2454.4	2328.4	2202.0	2659.0	2570.5	2454.4	2328.4	2201.9
Undeveloped	2864.4	2301.2	1850.0	1489.0	1199.0	2864.4	2301.2	1850.0	1489.1	1199.0

TOTAL PROVED	26142.0	23887.9	21967.8	20332.0	18931.0	26141.90	23888.09	21967.9	20332	18931.0

PROBABLE	26225.6	21137.9	17402.0	14591.7	12429.5	26225.5	21138.0	17402.2	14591.9	12429.8

TOTAL PROVED PLUS PROBABLE	52367.6	45025.8	39369.8	34923.8	31360.5	52367.4	45026.0	39370.1	34924.0	31360.7

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
As of December 31, 2006
CONSTANT PRICES AND COSTS

							FUTURE		FUTURE
							NET		NET
							REVENUE		REVENUE
					WELL		BEFORE		AFTER
		TOTAL	OPERATING	DEVELOPMENT	ABANDONMENT		INCOME	INCOME	INCOME
RESERVES	REVENUE	ROYALTY	COSTS	COSTS	COSTS	ARTC	TAXES	TAXES	TAXES
CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Proved Reserves	82197	13418	31287	5905	5446	0	26142	0	26142.0
Proved Plus Probable Reserves	160949	27811	58821	16265	5684	0	52368	0	52367.4

FUTURE NET REVENUE
BY PRODUCTION GROUP
As of December 31, 2006
CONSTANT PRICES AND COSTS

		FUTURE NET
		BEFORE REVENUE
		INCOME TAXES
		(discounted at
		10%/year)
RESERVES CATEGORY	PRODUCTION GROUP	(M$)

Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	12529

	Natural Gas (including by-products but excluding solution gas from oil wells)	9440

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	24974

	Natural Gas (including by-products but excluding solution gas from oil wells)	14397

     Reserves Data (Forecast Prices and Costs)
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
As of December 31, 2006
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS
	Gross	Net	Gross	Net	Gross	Net
RESERVES CATEGORY	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)

PROVED
Developed Producing	380.8	318.9	4185.9	3241.1	17.7	12.1
Developed Non-Producing	32.1	28.0	1903.2	1358.0	3.0	1.9
Undeveloped	196.1	147.7	20.0	14.0	0.0	0.0

TOTAL PROVED	608.9	494.6	6109.1	4613.2	20.8	14.1

PROBABLE	639.8	519.9	7940.3	6067.9	35.9	23.9

TOTAL PROVED PLUS PROBABLE	1248.7	1014.5	14049.4	10681.0	56.7	38.0

	NET PRESENT VALUES OF FUTURE NET REVENUE
	BEFORE INCOME TAXES DISCOUNTED AT					AFTER INCOME TAXES DISCOUNTED AT
	(%/year)					(%/year)
RESERVES	0	5	10	15	20	0	5	10	15	20
CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

PROVED
Developed Producing	24803.5	22780.8	21093.0	19672.2	18462.6	24803.4	22780.8	21093.1	19672.3	18462.7
Developed Non-Producing	3775.3	3531.9	3296.0	3075.4	2872.5	3775.3	3531.9	3296.0	3075.4	2872.6
Undeveloped	2516.3	2027.5	1627.7	1303.9	1041.9	2516.3	2027.5	1627.7	1303.9	1041.9

TOTAL PROVED	31095.1	28340.2	26016.7	24051.6	22377.1	31095.0	28340.2	26016.8	24051.6	22377.2

PROBABLE	33039.4	26448.2	21613.2	17980.5	15189.9	33039.1	26448.3	21613.4	17980.7	15190.0

TOTAL PROVED PLUS PROBABLE	64134.4	54788.4	47629.9	42032.0	37567.0	64134.1	54788.5	47630.2	42032.3	37567.3

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
As of December 31, 2006
FORECAST PRICES AND COSTS

							FUTURE		FUTURE
							NET		NET
							REVENUE		REVENUE
					WELL		BEFORE		AFTER
		TOTAL	OPERATING	DEVELOPMENT	ABANDONMENT		INCOME	INCOME	INCOME
RESERVES	REVENUE	ROYALTY	COSTS	COSTS	COSTS	ARTC	TAXES	TAXES	TAXES
CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Proved Reserves	93077	15768	33894	6151	6170	0	31095	0	31095
Proved Plus Probable Reserves	196936	34804	69415	21877	6705	0	64135	0	64134
FUTURE NET REVENUE
BY PRODUCTION GROUP
As of December 31, 2006
FORECAST PRICES AND COSTS

		FUTURE NET
		REVENUE BEFORE
		INCOME TAXES
		(discounted at
		10%/year)
RESERVES CATEGORY	PRODUCTION GROUP	(M$)

Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	12266.0

	Natural Gas (including by-products but excluding solution gas from oil wells)	13751

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	24359

	Natural Gas (including by-products but excluding solution gas from oil wells)	23272

     Pricing Assumptions
     The following sets forth the benchmark reference prices, as at December 31, 2006, reflected in the Reserves Data. These price assumptions were provided to the Corporation by McDaniel, the Corporation’s independent qualified reserves evaluator.
SUMMARY OF PRICING ASSUMPTIONS
As of December 31, 2006
CONSTANT PRICES AND COSTS

		Edmonton Light	Alberta AECO Spot		EXCHANGE
	WTI Crude Oil	Crude Oil	Price	Edmonton NGL Mix	RATE(1)
Year	($US/bbl)	($Cdn/bbl)	($Cdn/GJ)	($Cdn/BBL)	($US/$Cdn)

Historical(2) 2006	61.05	67.06	5.81	48.10	0.8581

Notes:
(1)	The exchange rate used to generate the benchmark reference prices in this table.
(2)	December 31, 2006 closing prices
SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
As of December 31, 2006
FORECAST PRICES AND COSTS

			Alberta Bow River
		Edmonton Light	at Hardisty Crude	Alberta AECO Spot		INFLATION	EXCHANGE
	WTI Crude Oil	Crude Oil	Oil	Price	Edmonton NGL Mix	RATES(1)	RATE(2)
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/GJ)	($Cdn/BBL)	%/Year	($US/$Cdn)

Forecast
2007	62.50	70.80	49.30	6.85	50.80	2.0	0.870
2008	61.20	69.30	49.60	7.05	50.10	2.0	0.870
2009	59.80	67.70	49.80	7.40	49.50	2.0	0.870
2010	58.40	66.10	49.30	7.50	48.60	2.0	0.870
2011	56.80	64.20	47.90	7.70	47.60	2.0	0.870
Thereafter	58.00 to 69.30	65.60 to 78.30	48.90 to 58.40	7.90 to 9.50	48.70 to 58.20	2.0	0.870

Notes:
(1)	Inflation rates for forecasting prices and costs.
(2)	Exchange rates used to generate the benchmark reference prices in this table.
     Weighted average historical prices realized by the Corporation for the year ended December 31, 2006 were $6.53/mcf for natural gas, and $65.24/bbl for crude oil and natural gas liquids.

     Reconciliations of Changes in Reserves and Future Net Revenue
RECONCILIATION OF
CORPORATION NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			ASSOCIATED AND NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS
			Net Proved			Net Proved			Net Proved
		Net	Plus		Net	Plus		Net	Plus
	Net Proved	Probable	Probable	Net Proved	Probable	Probable	Net Proved	Probable	Probable
FACTORS	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mbbl)

December 31, 2005 (1)	441.3	638.2	1079.5	9467.3	9809.1	19276.4	29.4	44	73.4
Extensions & Improved Recovery	154.0	99.2	253.2	85.8	303.8	389.6	0	0	0
Technical Revisions	109.8	-181.7	-71.9	-2025.1	-3007.0	-5032.1	0	0	0
Discoveries	0.0	0.0	0.0	0.0	0.0	0.0	0	0	0
Acquisitions	0.0	0	0	0	0	0	0	0	0
Dispositions	-64.5	-39.7	-104.2	-286.1	-211.2	-497.3	0	0	0
Minor Revisions	-2.3	3.9	1.6	-1109.8	-826.8	-1936.6	-0.3	-20.1	-20.4
Production	-143.7	0	-143.7	-1518.9	0	-1518.9	-15	0	-15

December 31, 2006(1)	494.6	519.9	1014.5	4613.2	6067.9	10681.1	14.1	23.9	38

Note:
(1)	Caribou did not have material heavy oil reserves at December 31, 2006 or December 31, 2005.
RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	(M$)

Estimated Future Net Revenue at December 31, 2005	62750

Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	-11746
Net Change in Prices, Production Costs and Royalties Related to Future Production	-30452
Changes in Previously Estimated Development Costs Incurred During the Period	23496
Changes in Estimated Future Development Costs	-20512
Extensions and Improved Recovery	1748
Discoveries	—
Acquisitions of Reserves	—
Dispositions of Reserves	-4562
Net Change Resulting from Revisions in Quantity Estimates	-13564
Accretion of Discount	7230
Net Change in Income Taxes	9555
Miscellaneous Changes	-1975

Estimated Future Net Revenue at December 31, 2006	21968

Additional Information Relating to Reserves Data
     The following tables disclose the aggregate volumes of proved undeveloped reserves and probable undeveloped reserves that were first attributed in each of the last five years.
     Proved Undeveloped Reserves (1)

		Light and	Natural	Natural
		Medium Oil	Gas	Gas Liquids
Year	Month	(mbbls)	(mmcf)	(mboes)
2006	December 31	196.1	20.0	0.0
2005	December 31	26.5	369.6	0.00
2004	December 31	157.4	1718.3	2.52
2003	December 31	36.05	840.3	4.47
2002		—	—	—
Prior		—	—	—
Period
     Probable Undeveloped Reserves (1)

		Light and	Natural	Natural
		Medium Oil	Gas	Gas Liquids
Year	Month	(mbbls)	(mmcf)	(mboes)
2006	December 31	303.15	2269.9	12.57
2005	December 31	291.97	3890.9	23.59
2004	December 31	485.25	1846.2	3.5
2003	December 31	116.48	718.9	2.14
2002		—	—	—
Prior		—	—	—
Period
Note:
(1)	Generally undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned. In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. The allocation above is based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status. During the next two years the Corporation intends to develop these lands when current producing lands are depleted if such depletion occurs within that period.

Significant Factors or Uncertainties
On January 30, 2007, Caribou announced that it would seek creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”), and obtained such protection pursuant to an Order from the Alberta Court of Queen’s Bench (the “Court”). The Court granted CCAA protection for an initial period of 30 days, expiring February 28, 2007. On February 22, 2007 a Stay Extension Order was granted by the Court which extended Caribou’s creditor protection under the CCAA for an additional period until 5:00 p.m. on May 3, 2007. If by May 3, 2007, Caribou has not filed a Plan of Arrangement under the CCAA, or obtained an extension of the CCAA protection, creditors and others will no longer be stayed from enforcing their rights.
While under CCAA protection, Caribou continues with its day-to-day operations under the supervision of a Court-appointed monitor who will be responsible for reviewing Caribou’s ongoing operations, assisting the Board of Directors with the development and filing of a Plan of Arrangement, liaising with creditors and other stakeholders and reporting to the Court. It is currently unknown whether and to what extent the CCAA proceedings will affect any particular components of the reserves data. In addition Scotia Waterous is currently engaged to market the enterprise and assets of Caribou and this process may result in the sale of some or all of the assets of Caribou which could potentially affect some components of the reserves data.
The Corporation does not anticipate that any other significant economic factors or significant uncertainties will affect any components of the reserves data. However, the reserves can be affected significantly by fluctuation in product pricing, capital expenditures, operating costs, royal regimes and well performance that are beyond the Corporation’s control.
     Future Development Costs
     The following table details the development costs deducted in the estimation of future net revenue attributable to proved reserves (estimated using both constant prices and costs and forecast prices and costs) and proved plus probable reserves estimated using forecast prices and costs for the next five years and their respective totals undiscounted and discounted at 10%:

	Constant	Forecast
	Prices and	Prices and Costs (M$)
	Costs
Year	Proved (M$)	Proved	Proved + Probable
2007	591.5	603.3	3274.2
2008	5146.0	5353.9	12991.6
2009	14.0	14.9	5339.5
2010	0.00	0.0	0.0
2011	15.0	16.6	109.3
Total	5904.5	6150.6	21876.56
Undiscounted

Discounted @	5113	5318	18741
10%/yr
     The Corporation expects that the capital listed in the preceding table will be funded through a combination of internally generated cash flows and new equity of debt funding sources.

Oil and Gas Properties and Wells
     Northern Alberta—Steen River/Larne Alberta
At December 31, 2006, in the Steen River/Larne area, located approximately 95 miles north-east of High Level, Alberta, the Corporation held 204,166 net acres of land of which 160,513 was undeveloped. Approximately 95% of the lands are operated and the Corporation had an average working interest of 92%. The Corporation had 8 producing oil wells (net 3.2) which produced an average volume of 208 bbls/d of oil and liquids in 2006. Effective October 1, 2006, Caribou sold its interest in 7 of the producing oil wells (net 2.2) which had produced an average volume of 57 bbls/d of oil and liquids in 2006. The sale also included associated oil production facilities including a battery which is flow-lined to an oil terminal. The Corporation’s interest in these facilities was approximately 20%. In addition, the Corporation had an interest in 33 gas wells (26.26 net) that produced an average volume of 4,658 mcf/d in 2006. During 2006, Caribou experienced the unexpected loss of two strong wells which had commenced combined production in excess of 470 boe/d on a working interest basis. In one instance, this loss was due to premature depletion. In the second case, it was due to poor mechanical condition of an acquired wellbore. In this case, Caribou believes that there is significant potential to recover reserves from this same gas accumulation. However, achieving that will require expending funds for the drilling of a new wellbore. Although overall Northern area production was increased in 2005 and part of 2006, the additional production from the new wells drilled during 2006 has not offset normal production declines or replaced the production lost from the two wells referred to above. However, Caribou realized strong Keg River oil production performance from a new well drilled during Q2 at 11-18-122-22w5m. This light oil step out well (100% WI) was initially brought on production in May 2006 at 150 boe/d. Optimization efforts undertaken in October 2006 increased production to approximately 180 boe/d. Development plans based on Caribou’s on-going interpretation of the 3D seismic suggest potential for between four to ten potential drilling locations on this geological structure. Caribou received EUB approval for a “holding” type special spacing application granted in Q3 2006 that allows for up to two wells per quarter section within certain other constraints. Pipeline infrastructure constructed during the winter of 2006 will allow further development of this project as well as the potential tie-in of shut-in gas wells in the vicinity. Caribou has determined that summer access and selective drilling could be conducted on this play, contingent on extending the existing all weather road by approximately three miles. No winter 2006/2007 program was carried out. Approximately 55% of the area gas is produced through facilities (Steen River) acquired during Q4 2005 and include a 35 mmcf/d gas plant, large diameter pipeline, and gathering systems that carry gas from the northern parts of the field to the gas plant for processing and sales. The Corporation also has a 52.5% interest in a separator/dehydrator facility at Larne and a 20% working interest in a large diameter gas gathering line that delivers gas to a third party gas plant for processing and sales. Approximately 45% of the area gas is produced through these Larne facilities.
The Corporation has additional wells that have had reserves assigned in both the southern and eastern part of the field. With respect to the wells on the eastern side of the field, the Corporation has re-completed two wells, during past winters, with the intention of developing and tieing-in these reserves in the first quarter of 2008. The two wells (100% WI) have test rates of 3 mm/d and 2 mm/d respectively.
     Central Alberta—Redwater, Alberta
     The Redwater area is located approximately 22 miles east of the City of Edmonton, Alberta. The primary oil and gas target zones in this area are the Colony Viking, Manville (Glauconite, Ostracod, Ellerslie and Bruderheim). During the Q4 2006, average production was approximately 341 boe/d. Of this, approximately 279 boe/d was 28 API oil. At December 31, 2006, Caribou had interests in 28 gross (16.8 net) producing wells in the area. Greater than 90% of the producing wells are non-operated. At December 31, 2006, Caribou owned the rights to 5,712.5 net acres of which 2526.8 acres were undeveloped. The wells produce crude oil and natural gas to the Caribou operated Battery Facility (70%

WI) consisting of a large oil battery (2000 boe/d capacity) with gas dehydration and compression facilities and a 10 mile sales pipeline. The battery complex includes water disposal facilities. During 2006, the Battery and disposal facilities handled significant third party volumes and earned approximately $1.5 million in fees of which 70% net was paid to Caribou. Caribou has identified a number of development opportunities in the Redwater area including potential horizontal well exploitation of an Upper Ellerslie sand and potential waterflooding of that sand utilizing produced water from its nearby oil battery. In addition, the Company carried out a 3D seismic program (7.5km2) which has indicated several exploration drilling locations on its undeveloped lands.
     Central Alberta—Wizard Lake, Alberta
     This gas prone area is about 20 miles south of Edmonton. The area is medium depth and multi-zone. As of December 31, 2006, there were 8 producing wells (3.61 net) and during the Q4 2006, averaged 324 mcf per day of natural gas production and 5.5 barrels per day of oil and natural gas liquids. Caribou owned the rights to 14,199 net acres of which 8,354 acres were undeveloped. Caribou has identified a number of exploration and development prospects on its lands in the Wizard Lake area. Caribou owns no major plants and processes its gas through plants owned by third parties.
     Central Alberta—Westlock, Alberta
     2006 production from this area averaged approximately 14 boe/d. Effective September 1, 2006, Caribou sold its interest in the Westlock production and some adjacent lands for $1.2 million. The property was producing approximately 30 boe/d at the time. At December 31, 2006, Caribou had interests in undeveloped land holdings of 7680 gross (6,144 net) acres.
     The following table summarizes the Corporation’s interests as at December 31, 2006 in wells that were producing or which were capable of production, all of which are located in Alberta:

Producing Wells				Non-Producing Wells
Gross (1)		Net (2)		Gross (1)		Net (2)
Oil	Gas	Oil	Gas	Oil	Gas	Oil	Gas
26	43	16.54	30.4	10	83	7.8	65.8
Notes:
(1)	“Gross” means the number of wells in which the Corporation holds an interest.

(2)	“Net” means the total working interest of the Corporation held in each of the gross wells.

Properties with no Attributed Reserves
     The following table summarizes the Corporation’s properties to which no reserves have been specifically attributed, all of which are located in Alberta:

Expiring Unproved
Unproved Property (1)		Properties (2)
(acres)		(acres)
Gross (3)	Net (4)	Net (4)
202,909	186,672	—
Notes:
(1)	“Unproved property” means a property to which no reserves have been specifically attributed.

(2)	These are properties to which no reserves are attributed and for which rights to explore, develop, and exploit are expected to expire within one year.

(3)	“Gross” means the total number of acres in which the Corporation has an interest.

(4)	“Net” means the aggregate of the numbers obtained by multiplying each gross acre by the Corporation’s percentage interest therein.
     No work commitments exist respecting these properties.
Forward Contracts
Caribou has implemented a risk management program consisting of both fixed price contracts as well as costless collars which will help to mitigate commodity price volatility, provide both downside protection and the opportunity to share in the upside if energy prices move upwards. These contracts are as follows:

Product	Volume	Period	Contract	Price

Natural gas	1,200 GJ/day	Nov 1/06 — Oct 31/07	Fixed	$7.14/GJ AECO
Natural gas	1,280 GJ/day	Jan 1/07 — Dec 31/07	Fixed	$7.70/GJ AECO
Natural gas	1,758 GJ/day	Jan 1/08 — Dec 31/08	Costless collar	$7.00/GJ to $9.60/GJ AECO
Natural gas	1,192 GJ/day	Jan 1/09 — Dec 31/09	Costless collar	$7.00/GJ to $8.35/GJ AECO
Oil	123 bbls/day	Jan 1/07 — Dec 31/07	Fixed	US$64.50/bbl WTI
Oil	123 bbls/day	Jan 1/07 — Dec 31/07	Fixed	US$64.80/bbl WTI
Oil	81 bbls/day	Jan 1/08 — Dec 31/08	Costless collar	US$65.00/bbl to US$70.50/bbl WTI
Oil	81 bbls/day	Jan 1/08 — Dec 31/08	Costless collar	US$65.00/bbl to US$71.46/bbl WTI
Oil	58 bbls/day	Jan 1/09 — Dec 31/09	Costless collar	US$65.00/bbl to US$70.35/bbl WTI
Oil	58 bbls/day	Jan 1/09 — Dec 31/09	Costless collar	US$65.00/bbl to US$71.46/bbl WTI

Additional Information Concerning Abandonment and Reclamation Costs
McDaniel has not assumed any reclamation costs or abandonment costs for anything other than downhole abandonment in our report. Abandonment and reclamation costs for facilities, surface leases, pipelines, etc. were not included.
     The total of such costs was $6,706,000 undiscounted, and $3,554,000 discounted at 10%. Within the next three financial years, it is expected such costs will be $771,000 undiscounted, and $621,000 discounted at 10%.
Tax Horizon
Based upon the McDaniel Total Proved plus Probable Report (Forecast Prices), it is estimated that Caribou will not be obligated to pay taxes for the entire period of the Total Proved or Proved plus Probable forecasts. Costs incurred in the year ended December 31, 2006:

Costs
Property Acquisition Costs
Proved Properties	$0.0
Unproved Properties	$1,643,923
Exploration Costs	$10,521,806
Development Costs	$23,496,129
Exploration and Development Activities
     For the year ended December 31, 2006, the Corporation completed the following exploratory and development wells:

	Gross Wells	Net Wells
	(1)	(2)
Exploratory Wells	8	6.13
Development Wells(3)	3	1.68
Notes:
(1)	“Gross wells” means the total number of wells in which the Corporation has an interest.

(2)	“Net wells” means the number of wells obtained by aggregating the Corporation’s working interest in each of its gross wells.

(3)	Of the 3 development wells (1.68 net) drilled in 2006, 1 wells (1.0 net) was completed as an oil well and 1 well (0.15 net) was completed as a gas well, 1 well (0.525 net) was uncompleted.

(4)	Of the 8 Exploration wells (6.13 net) drilled in 2006, 3 wells (1.625 net) were abandoned, 3 wells (2.5 net) were completed as potential gas wells, and 2 wells (2 net) are uncompleted.
For further information concerning the Corporation’s most important current and likely exploration and development activities, see heading “the Corporation Oil and Gas Properties and Wells” above.

Production Estimates
The following table sets out the volume of the Corporation’s production estimated for the year ended December 31, 2007 as evaluated by McDaniel, which is reflected in the estimate of future net revenue disclosed in the tables contained under “Disclosure of Reserves Data”.
Forecast Prices and Costs (1)

	LIGHT AND MEDIUM OIL	NATURAL GAS	NATURAL GAS LIQUIDS
RESERVES CATEGORY	(Mbbl)	(MMcf)	(Mbbl)

PROVED
Northern Alberta	42	1280	5
Other Properties	80	266	2

TOTAL PROVED	122	1546	6

PROVED PLUS PROBABLE
Northern Alberta	63	1470	5
Other Properties	96	393	3

TOTAL PROVED PLUS PROBABLE	159	1863	8
(1)	Company working interest production before royalty deductions plus royalty interest share of production.
Constant Prices and Costs (1)

	LIGHT AND MEDIUM OIL	NATURAL GAS	NATURAL GAS LIQUIDS
RESERVES CATEGORY	(Mbbl)	(MMcf)	(Mbbl)

PROVED
Northern Alberta	42	1268	5
Other Properties	80	255	1

TOTAL PROVED	122	1523	6

PROVED PLUS PROBABLE
Northern Alberta	63	1450	5
Other Properties	96	382	3

TOTAL PROVED PLUS PROBABLE	159	1832	8
(1)	Company working interest production before royalty deductions plus royalty interest share of production.

Production History
The following table summarizes certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for each quarter of 2006:

	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Average daily production
Light/medium crude
oil (bbls/d)	445	532	436	450
Gas (mcf/d)	4572	5009	7323	5704
NGLs (bbls/d)	18	50	78	49
Combined (boe/d)	1225	1417	1735	1450

Average price received
Light/medium crude
oil ($/bbl)	55.81	70.88	68.30	64.02
Gas ($/mcf)	7.14	5.90	5.93	7.40

NGLs ($/bbls)	57.59	70.67	74.29	58.56

Combined ($/boe)	47.76	49.95	45.54	50.97

Royalties paid, net of ARTC
Light/medium crude
oil ($/bbl)	8.07	3.71	2.04	3.37
Gas ($/mcf)	1.34	0.62	0.34	0.56
NGLs ($/bbls)	8.07	3.71	2.04	3.37
Combined ($/boe)	8.06	3.71	2.04	8.29

Operating expenses
Light/medium crude
oil ($/bbl)	33.61	26.15	18.44	13.33
Gas ($/mcf)	5.60	4.36	3.07	2.22

NGLs ($/bbls)	33.61	26.15	18.44	13.33

Combined ($/boe)	33.59	26.14	18.44	8.40

Netback received
Light/medium crude
oil ($/bbl)	14.14	41.02	47.82	47.32
Gas ($/mcf)	0.19	0.92	2.52	4.62

NGLs ($/bbls)	15.91	40.81	53.81	41.86

Combined ($/boe)	6.11	20.10	25.06	34.28

Definitions, Notes and Other Cautionary Statements
          In the tables set forth in “Statement of Reserves Data and Other Oil and Gas Information” and elsewhere in this Annual Information Form, unless otherwise indicated, the following definitions and other notes are applicable.
1.	"Gross” means:
(a)	in relation to the Corporation’s interest in production and reserves, its “gross revenues”, which are the Corporation’s interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(b)	in relation to wells, the total number of wells in which the Corporation has an interest; and

(c)	in relation to properties, the total area of properties in which the Corporation has an interest.
2.	"Net ” means:
(a)	in relation to the Corporation’s interest in production and reserves, its “net reserves”, which are the Corporation’s interest (operating and non-operating) share after deduction of royalty obligations, plus the Corporation’s royalty interest in production of reserves;

(b)	in relation to wells, the number of wells obtained by aggregating the Corporation’s working interest in each of its gross wells; and

(c)	in relation to the Corporation’s interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.
3.	Definitions used for reserve categories are as follows:
          Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:
•	analysis of drilling, geological, geophysical and engineering data;

•	the use of established technology; and

•	specified economic conditions, which are generally accepted as being reasonable.
Reserves are classified according to the degree of certainty associated with the estimates.
(a)	Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)	Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

          Development and Production Status
          Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:
(c)	Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i)	Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)	Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d)	Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.
          In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.
          Levels of Certainty for Reported Reserves
          The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:
•	at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

•	at least a 50 percent probability that the quantities recovered will equal or exceed the sum of the estimated proved plus probable reserves.
          A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

4.	Forecast prices and costs
          Future prices and costs that are:
(a)	generally acceptable as being a reasonable outlook of the future; and

(b)	if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).
5.	Constant prices and costs
          Prices and costs used in an estimate that are:
(a)	the Corporation’s prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b)	if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).
          For the purposes of paragraph (a), the Corporation’s prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.
6.	Future income tax expense
          Future income tax expenses are estimated:
(a)	making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes;

(b)	without deducting estimated future costs that are not deductible in computing taxable income;

(c)	taking into account estimated tax credits and allowances; and

(d)	applying to the future pre-tax net cash flows relating to the Corporation’s oil and gas activities the appropriate year-end statutory rates, taking into account future tax rates already legislated.
7.	"Development well” means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic location horizon known to be productive.

8.	"Development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:
(a)	gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines to the extent necessary in developing the reserves;

(b)	drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)	acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)	provide improved recovery systems.
9.	"Exploration well” means a well that is not a development well, a service well or a stratigraphic test well.

10.	"Exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:
(a)	costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)	costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c)	dry hole contributions and bottom hole contributions;

(d)	costs of drilling and equipping exploratory wells; and

(e)	costs of drilling exploratory type stratigraphic test wells.
11.	"Service well” means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, saltwater disposal, water supply for injection, and observation or injection for combustion.

12.	Numbers may not add due to rounding.

13.	The estimates of future net revenue presented do not represent fair market value.

14.	Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

15.	Estimated future abandonment and reclamation costs related to a property have been taken into account by McDaniel in determining reserves that should be attributable to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs.

16.	Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

17.	The extended character of all factual data supplied to McDaniel was accepted by them as represented. No field inspection was conducted.